Exhibit 99.17

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Field Trip Health Ltd. (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3
Item 2.	Date of Material Change
January 28, 2021
Item 3.	News Release
News release dated January 28, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.
Item 4.	Summary of Material Change

On January 28, 2021, the Company announced that its common shares have been approved for trading on the OTCQX® Best Market (“OTCQX”) retaining its current symbol FTRPF, effective as of the opening of trading on January 28, 2021. The Company’s shares and warrants continue to trade on the Canadian Securities Exchange under the tickers FTRP and FTRP.WT, respectively.

Item 5.	Full Description of Material Change

The OTCQX Best Market is for established, investor-focused, U.S. and international companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, be current in their disclosure and have a professional third-party sponsor.

In addition to the quotation of its shares on the OTCQX, Field Trip the Company continues to explore options to enhance liquidity and access for global investors interested in investing in the Company, including potential up-listings or cross-listings to US or international exchanges and/or up-listing to senior exchanges in Canada and also continues the process of securing Depository Trust Company (DTC) eligibility for its common shares. DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of US publicly traded companies. DTC eligibility is expected to simplify the process of trading and enhance liquidity of the Company’s common shares in the United States.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report
January 29, 2021

Cautionary Note Regarding Forward-Looking Information.

This material change report includes “forward-looking information” within the meaning of Canadian securities laws regarding the Company and its business. Forward-looking information is frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. The forward-looking information reflects the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates, primarily the assumption that the Atlanta Clinic will be successful in developing and the Company’s business objectives and strategies, that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies including, primarily but without limitation, the risk that the treatments offered will not be effective and/or that the Company will not develop an adequate patient base to maintain operations, risks regarding the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in herein, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking information. No forward-looking information can be guaranteed. Except as required by applicable securities laws, the contents of this material change report speak only as of the date on which it is made and the Company does not undertake any obligation to publicly update or revise any of the statements herein, whether as a result of new information, future events, or otherwise.